June 16, 2009

Gary L. Perlin
Chief Financial Officer
Capital One Financial Corp.
1680 Capital One Drive
McLean, Virginia 22102

Re: Capital One Financial Corp.
   Form 10-K for December 31, 2008
   File Number 1-13300

Dear Mr. Perlin:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 26, 2009

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

2009 Expectations, page 43

1.   We note your presentation of "tangible common equity to tangible managed assets." This
        ratio appears to be non-GAAP measures as defined by Regulation G and Item 10(e) of
        Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory
        requirements. To the extent you plan to provide this non-GAAP ratio in the future, the
        staff notes the following:

        •   To the extent this ratio is disclosed in future filings with the Commission, you should
            comply with all of the requirements in Item 10(e) of Regulation S-K, including
            clearly labeling the ratio as a non-GAAP measure and complying with all of the
            disclosure requirements;
        •   To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-Ks as you
            have done in a Form 8-K filed on April 21, 2009, you should provide all of the
            disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction
            2 to Item 2.02 of Form 8-K; and
        •   To the extent you disclose or release publicly any material information that includes a
            non-GAAP measure, you should be cognizant of the requirements in Regulation G to
            label the measure as non-GAAP and provide reconciliation to the most closely
            comparable GAAP measure.

Asset Quality, page 47

2.   We note your discussion of your asset quality and related allowance for loan and lease
        losses (ALLL) refers a reader to the tables presented in Section XI Tabular Summary for
        additional information. Please address the following with respect to Section XI which
        appears to include your Industry Guide 3 disclosures in order to provide enhanced
        disclosures related to your asset quality and ALLL:

        •   Please revise future filings to include the disclosures required by Item III(B), with
            respect to maturities and sensitivities of loans to interest rates, and Item IV(B), with
            respect to allocation of the ALLL, of Industry Guide 3 or tell us why these
            disclosures are not required;
        •   Supplementally provide us with the information required by Item IV(B) of Industry
            Guide 3 with respect to the allocation of your allowance for loan losses for the five
            year period ended December 31, 2008;

- Given the current economic environment please consider disclosing the information required by Items III and IV of Industry Guide 3 for interim periods or tell us why such information is not meaningful to a readers understanding of your financial statements; and
- Please consider revising Table E – Delinquencies on page 75 in future filings to separately present the delinquency information for each loan category.

3. We note that your discussion of the changes in the amount of your allowance for loan and lease losses (ALLL) related to your loans held for investment cites broad economic factors as the causes for the changes in your ALLL and refers a reader to a tabular summary in Section XI of the MD&A for additional information. Given the significance of loans held for investment to your financial statements, please revise future filings to provide a comprehensive discussion of the changes in your asset quality and the resulting changes in your ALLL. Explain fully the reasons for changes in each of the elements and components of the loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. For instance, quantify and explain:

- How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
- Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and
- How actual changes and expected trends in nonperforming loans affected the allowance.

Table G – Nonperforming Assets, page 76

4. Please tell us as of December 31, 2008 and revise your future filings to provide disclosure of accruing loans which are contractually past due 90 days or more. We would expect the addition of this category would require inclusion of your credit card loans which continue to accrue finance charges and fees until charged-off at 180 days.

Note 3 – Segments, page 95

5. Please tell us why you present Greenpoint's consumer mortgage loans held for investment portfolio within the Other segment, but include Greenpoint's commercial mortgage loans portfolio within the Local Banking segment. In your response, please compare and contrast the reasons for this differing treatment and tell us how you considered paragraph 17 of SFAS 131 in aggregating these loans to the respective segments. Also tell us what portion of the provision for loan and lease losses line item in the Other segment relates to Greenpoint loans.

Note 4 – Securities Available for Sale, page 98

6.   We note your tabular presentation of the expected maturities for your available-for-sale securities for each period presented. Please revise future filings to either present this information by contractual maturity as required by paragraph 20 of SFAS 115 or provide disclosures explaining the differences between your current disclosure and what is currently required by existing authoritative literature.

7.   We note that your unrealized losses on non-GSE Collateralized Mortgage Obligations (CMOs) and Mortgage Backed securities (MBS) comprised approximately 70% of your total unrealized losses at December 31, 2008. We also note your disclosure that 61% and 67% of these portfolios, respectively, are rated AAA as of December 31, 2008. Please tell us and revise your future filings to disclose the current credit ratings for all your non-GSE CMO and MBS holdings.

8.   We note your disclosure on page 121 that "…pricing of our prime jumbo non-agency mortgage-backed securities continued to exhibit a variation that was outside of our Level 2 assets policy tolerances." Please tell us and revise future filings to clarify this statement.

Note 9 – Stock Plans, page 112

9.   We note that your current dividend yield assumption for 2008 increased significantly compared to prior years due to the payment of $1.50 per share dividend during the year. This increase appears to have contributed to your stock compensation expense in 2008 decreasing substantially to $112.2 million from $230 million and $211.1 million in 2007 and 2006, respectively given that other variables have not changed substantially and the number of options granted has remained constant. Given your historically lower dividend yields please tell us how you determined the amount of your expected dividend yield for 2008 and the consideration given to the guidance in paragraph A35 of SFAS 123R. We note further your disclosure in a Form 8-K filed on March 9, 2009 that you had decided to significantly reduce your dividends to $0.05 per quarter.

Note 11 – Retirement Plans, page 117

10.   Please disclose in future filings how you define "long-term" as it relates to your expected long-term rate of return on plan assets. Also, please disclose what your actual return on plan assets has been for both 2008 and 2007.

Schedule 14A

Compensation Discussion and Analysis
Introduction, page 22

Section V – Compensation Discussion and Analysis, page 22

11.   In the third paragraph, we note your presentation of "net income from continuing operations," excluding the non-cash impairment of goodwill.   This appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent this information is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the information as a non-GAAP figure and complying with all of the disclosure requirements.

Use of Outside Consultants for other new Compensation, page 24

12.   In the second sentence you reference the use of external consultants by the human resources department in developing the compensation levels. Please revise in future filings to identify the firms.

Performance Share Award, page 26

13.   In future filings please revise to disclose the methodology used by the committee to determine the specific target award, stock option level and additional equity award. We note that on page 25 you reference a number of factors used. Please explain in specific terms how these resulted in the proposed 2009 compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

14.   Your 2008 proxy indicated that the Committee determined that Mr. Fairbank's grant date equity award value would be $17 million, set at 50% of the comparator organizations compensation values. However, the discussion included in your 2009 proxy does not address the impact upon compensation for 2008 performance, nor does it adequately explain the reason that the expensed amounts for those options in 2009 were significantly less than in the grant date value. In future filings, please address the amounts awarded to the CEO for performance during the relevant year.

Opportunity for additional Equity Award, page 27

15.   It appears that you may be using targets to award compensation. In future filings please provide the actual targets, even where no compensation was awarded.   If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Base Salary, page 29

16.   In future filings, discuss how the committee used any peer group data in setting compensation amounts and targets. Disclose the amounts paid compared to the peer group amounts paid.

Annual Long-Term Incentive Awards, page 30

17.   In future filings please revise to disclose the methodology used by the committee to determine the specific stock and option awards. Please quantify the target levels and any adjustments such as described in the next to last paragraph on page 30. In addition, in future filings, indicate which NEO's are provided awards that are above or below target as a result of either CEO recommendations or action by the Committee.

Capital Purchase Program Risk Assessment, page 31

18.   Please advise us supplementally how examination of the described periods complies with your risk certification obligations.

Accounting and Regulatory Considerations, page 35

19.   In future filings, disclose the performance threshold established for Section 162(m) purposes.

Summary Compensation Table, page 37

20.   Given the unusual results in your Summary Compensation Table, including the negative value of Mr. Fairbanks 2007 awards and the reduced value of his option awards for SFAS 123(R) purposes, in future filings, please include a narrative discussion of the results included in the table. Please refer to Item 402(e) of Regulation SK.

Continuing Report on Form 8-K filed April 24, 2009

21.   It appears that your charge off rate for your consumer loan portfolio exceeds the rise in unemployment in the United States. To the extent that you expect losses to correlate with a particular known economic trend, please address management's view of that trend in your next Management's Discussion and Analysis section.

Form 10-Q, filed May 8, 2009

Note 12 – Securitizations – Cash Flows Related to the Off-Balance
    Sheet Securitizations, page 30

22.   We note disclosure that you are currently involved in two amortizing installment loan securitization programs, one of which hit an additional amortization trigger within the period, due to the performance of the loans within the trust. For each of these securitization programs please tell us the following:

- Tell us the type of installment loans that are included in these securitizations and when these loans were sold into the securitization trust in addition to any other pertinent information;
- Explain, in more detail, the factors that caused the early amortization trigger(s) (e.g., slowdown of repayments, credit deterioration, etc);
- Explain any circumstances (e.g. contractual or implicit obligations) where you would be required to transfer additional funded balances to the securitization trust. In this regard, please tell us what your maximum obligation and exposure to loss would be along with how you made this determination; and

Capital One Financial Corp.
March   , 2009
Page 8

- Tell us whether, as a result of these amortization triggers, you have recorded any write-downs to your retained interests or recorded a liability for any exposure you may have with these securitizations.

Note 12 – Securitizations – Off-Balance Sheet Securitizations – Mortgage, page 31

23. We note your disclosure of your option ARM mortgage loan securitizations which states that you are obligated to fund a portion of any "negative amortization" resulting from monthly payments that are not sufficient to cover the interest accrued for that payment period. Additionally, you state that for each dollar of negative amortization funded, the balance of certain mortgage-backed securities received as part of the securitization transaction increases accordingly and are classified as held to maturity securities, which totals $90.99 million as of March 31, 2009. Please address the following:

- Confirm whether the entire amount of securities classified as held to maturity as of March 31, 2009 comprise negative amortization option ARM mortgage loans. If not, please tell us the balance as of March 31, 2009;
- Confirm whether this securitization and related securities classified as held to maturity were originated during the period or whether they were obtained as a result of your acquisition of Chevy Chase Bank;
- Tell us the total amount of option ARM mortgage loans securitized into trusts, your maximum obligation and exposure to loss; and
- Tell us your policies and procedures for reviewing these securities for impairment and provide us with your other-than-temporary impairment analysis as of March 31, 2009 which supports your determination as to whether or not to record an impairment charge.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz at 202-551-3484, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

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